United States securities and exchange commission logo





                             December 4, 2023

       Jiandong (Peter) Xu
       President
       Denali SPAC Holdco, Inc.
       437 Madison Avenue, 27th Floor
       New York, NY 10022

                                                        Re: Denali SPAC Holdco,
Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed November 22,
2023
                                                            File No. 333-270917

       Dear Jiandong (Peter) Xu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 2, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-4

       General

   1.                                                   We note your disclosure
that in a shareholders    meeting held on October 11, 2023, Denali
                                                        Capital Acquisition
Corp. resolved to eliminate the net tangible assets limitation that the
                                                        Company may not redeem
Public Shares in an amount that would cause the Company   s
                                                        net tangible assets to
be less than $5,000,001. Denali Capital Acquisition Corp. disclosed in the proxy statement
filed on September 25, 2023 that it believes that it may rely on another exclusion from
  penny stock    rules, which relates to it being listed on the Nasdaq
                                                        Stock Market (Rule
3a51-1(a)(2)), to not be deemed a penny stock issuer. In this context, please discuss the
risks that Holdco   s common stock and warrants may not be approved
                                                        for initial listing on
Nasdaq or the shares may be delisted from Nasdaq, or tell us why you believe this does not
present a material risk.
 Jiandong (Peter) Xu
Denali SPAC Holdco, Inc.
December 4, 2023
Page 2

       Please contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                         Sincerely,

FirstName LastNameJiandong (Peter) Xu                    Division of
Corporation Finance
                                                         Office of Industrial
Applications and
Comapany NameDenali SPAC Holdco, Inc.
                                                         Services
December 4, 2023 Page 2
cc:       Andy Tucker
FirstName LastName